SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Perusahaan Perseroan (Persero) P.T.

Indonesian Satellite Corporation

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Indosat, StarHub and Research In Motion to Bring BlackBerry® to Indonesia for the First Time

BlackBerry Provides Integrated Wireless Access to Email, Data and Phone Applications

Singapore, Jakarta Indonesia and Waterloo Canada - [Date] – Indosat (JSX:ISAT; NYSE:IIT), Indonesia's leading telecommunication provider, StarHub (SGX: StarHub), Singapore's innovative service provider, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in mobile communications, today announced plans to bring the BlackBerry® wireless solution to mobile professionals in Indonesia for the first time. BlackBerry will provide mobile professionals with integrated wireless access to email, phone, SMS, Internet, personal information management (PIM) and corporate data applications.

"BlackBerry is already the 'must-have' business tool for CEOs, executives, managers, employees and celebrities around the globe," said Indosat Cellular Marketing Director, Hasnul Suhaimi. "Customers in Indonesia have already indicated a high demand for BlackBerry. And now with our relationship with StarHub and RIM, we will be able to offer BlackBerry with Indosat's comprehensive national network and roaming capability*."

"BlackBerry provides mobile professionals with the best combined wireless email and phone experience, which has fuelled its adoption with companies and government organizations around the world," said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. "BlackBerry also provides a secure, robust and extensible platform built on open standards for a wide range of wireless enterprise applications. We are very pleased to work with Indosat to offer BlackBerry to customers in Indonesia."

"Starhub was the first to commercially launch Blackberry in Singapore to corporate customers in May last year. We are pleased that by leveraging on StarHub's success in its delivery of BlackBerry to corporate users in Singapore, Indosat is able to accelerate the availability of BlackBerry in Indonesia," said Chan Kin Hung, Head of Mobile Services, StarHub.

Added Hasnul, "Based on StarHub's experience with BlackBerry, we expect BlackBerry will be very popular with Indonesian companies and individuals and will provide them with substantial productivity gains."

BlackBerry is the industry-leading wireless platform that keeps mobile professionals connected to information and people while on the go. With integrated hardware, software and service, BlackBerry provides push-based, always-on, wireless access to a range of applications including email, phone, corporate data, Internet, SMS and PIM.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™  (Novell GroupWise support is expected to be available later this year) to enable secure, push-based, wireless access to email and calendar. For individuals and smaller businesses, BlackBerry Internet Service™ allows push-based access to multiple existing corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts).

PT TeleChoice Indonesia, a subsidiary of TeleChoice International Limited ("TeleChoice") (SGX: TCIN), a leading regional provider of telecommunications equipment and solutions, will be the distribution partner supporting Indosat's fulfillment of BlackBerry in Indonesia.

The BlackBerry wireless solution and further details are expected to be available from Indosat before the end of this year.

StarHub and TeleChoice shares are listed on the MainBoard of the Singapore Exchange Securities Trading Ltd (SGX-ST). Indosat shares are listed in the Jakarta and Surabaya Stock Exchanges (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT)

About Indosat

Indosat is a leading telecommunication and information provider in Indonesia providing: cellular, fixed telecommunication (including fixed wireless access services) and multimedia, data communication & internet (MIDI). After merging with its 2 subsidiaries, Indosat is well-positioned to be the telecommunication service provider with the comprehensive range of products offering in Indonesia.

Indosat is the second largest cellular operator in Indonesia and the primary provider of international telecommunications services. In 2004 Indosat plans to launch its domestic long distance (DLD) services.

For further information, please visit Indosat website www.indosat.com.

About StarHub

StarHub is a Singapore-based info-communications company providing a full range of information, communications and entertainment services over fixed, mobile and Internet platforms. It operates its own nation-wide broadband network that delivers multi-channel cable TV, data, voice and Internet access. StarHub added Digital Cable to its cable TV offering in May 2004 and will have its cellular 3G network ready by end 2004. StarHub was listed on SGX-ST in October 2004.

Driven by a passion for listening and providing what customers want, StarHub endeavours to bring affordable and premium quality services with innovative and useful features to all its customers. StarHub raises the level of competition in Singapore, challenging others as well as challenging itself, to constantly introduce new world-class services at competitive prices. This unwavering commitment will further strengthen Singapore's position as a leading info-communication hub in the region. Visit StarHub at www.starhub.com for your communication needs.

About TeleChoice

Listed on the MainBoard of SGX-ST on 25 June 2004, TeleChoice is a leading regional provider of mobile telecommunications equipment and solutions. TeleChoice offers a comprehensive suite of equipment and solutions for various segments of the telecommunications industry, which include mobile network equipment providers and mobile network operators, enterprises and retail customers requiring mobile handsets and accessories. In addition, it also offers telecommunication services such as international long distance call services and mobile network and engineering services and solutions.

Headquartered in Singapore, TeleChoice has operations in the Asia-Pacific region, including Indonesia, Australia and Malaysia and has established a presence in Thailand and the Philippines. In recognition of its achievement for continuous and sustained corporate growth, TeleChoice was ranked amongst the Fastest Growing 50 in 2004. The Fastest Growing 50 award is an accolade reserved for Singapore companies with the highest 3-year compounded annual growth rates.

TeleChoice’s major customers and principals include StarHub Ltd, and Mitsubishi, Motorola, Nokia, Samsung and Sony Ericsson respectively. For more information, visit www.telechoice.com.sg.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the Research In Motion Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com  or  www.blackberry.com .

Media Contacts:

Andir Tambunan

VP. Public Relations, PT. INDOSAT TBK

(62-21) 3869625

publicrelations@indosat.com

Katie Lee

Research In Motion, Asia Pacific

(852) 6277 6841

kalee@rim.com

Cassie Fong

StarHub

(65) 6825 5165
cassie@starhub.com

Kristin Lee,

TeleChoice

(65) 68494029

kristin.lee@telechoice.com.sg

Courtney Flaherty

Brodeur Worldwide for

Research In Motion

1 (212) 771-3637

cflaherty@brodeur.com

Investor Contact:

Research In Motion Investor Relations

1 (519) 888-7465

investor_relations@rim.com

*Check with Indosat for GSM/GPRS roaming arrangements.

This document contains certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan P.T. Indonesian Satellite Corporation

Date  December 6, 2004

By  :

_______________________________

Name

:   Ng Eng Ho

Title

:

Deputy President Director